UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	November 19, 2019

Bank First Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	001-38676	39-1435359
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

402 North 8th Street, Manitowoc, WI	54220
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(920) 652-3100

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for company with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry Into a Material Definitive Agreement

On November 19, 2019, Bank First Corporation, a Wisconsin corporation (“BFC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tomah Bancshares, Inc., a Wisconsin corporation (“TB”), whereby TB will be merged with and into BFC (the “Merger”). Pursuant to entering into the Merger Agreement, BFC’s wholly-owned subsidiary bank, Bank First, N.A. (“Bank First”), and TB’s wholly-owned subsidiary bank, Timberwood Bank, will enter into a Bank Plan of Merger whereby Timberwood Bank will be merged with and into Bank First immediately following the merger of TB with and into BFC (“the “Bank Merger”).

The Merger Agreement has been unanimously approved by the boards of directors of BFC and TB. The transaction is expected to close in the second quarter of 2020, subject to customary conditions discussed below.

Merger Consideration. Pursuant to the Merger Agreement, each outstanding share of TB common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 5.1445 (the “Exchange Ratio”) shares of BFC’s common stock, provided that the Exchange Ratio may be adjusted pursuant to the terms of the Merger Agreement depending on the BFC common stock price (as defined in the Merger Agreement). Each outstanding option to purchase TB common stock shall be cancelled immediately prior to the effective time of the Merger and will be converted into the right to receive the same merger consideration that other TB shareholders are entitled to receive.

Each outstanding share of BFC’s common stock shall remain outstanding and unaffected by the Merger.

Representations and Warranties. The Merger Agreement contains usual and customary representations and warranties that BFC and TB made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between BFC and TB and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating certain terms of the Merger Agreement. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between BFC and TB rather than establishing matters of fact.

Covenants; No Solicitation. Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. Additionally, TB has agreed (i) not to initiate, solicit, induce or knowingly encourage or take any action or facilitate any alternative acquisition transaction or, subject to certain exceptions, participate in discussions or negotiations regarding, or furnish any non-public information relating to, any alternative acquisition transaction and (ii) subject to certain exceptions, not to withdraw or modify, in a manner adverse to BFC, the recommendation of the TB board of directors that TB’s shareholders approve the Merger Agreement and the Merger. In the event that TB receives a proposal with respect to an alternative acquisition transaction that TB’s board of directors determines is superior to the Merger, BFC will have an opportunity to match the terms of such proposal or propose adjustments, modifications or amendments to the Merger Agreement, subject to certain requirements.

Conditions to Closing. Consummation of the Merger is subject to various customary conditions, including (i) approval of the Merger Agreement and the Merger by shareholders of TB; (ii) the receipt of certain regulatory approvals; (iii) no injunctions or other legal restraints preventing the consummation of the Merger; (iv) the U.S. Securities and Exchange Commission (“SEC”) having declared effective BFC’s registration statement covering the issuance of shares of BFC’s common stock in the Merger; (v) the receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; (vi) the accuracy of representations and warranties of the parties and compliance by the parties with their respective covenants and obligations under the Merger Agreement (subject to customary materiality qualifiers); and (vii) the absence of a material adverse effect with respect to either BFC or TB.

Termination. The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement has been denied by final non-appealable action by any relevant governmental authority or an application for such approval has been permanently withdrawn at the request of a governmental authority; (iii) by either party if the approval of the shareholders of TB is not obtained; (iv) by either party in the event of a material breach by the other party of any representation, warranty or covenant contained in the Merger Agreement and such breach is not cured within thirty days; (v) by either party if the Merger is not consummated on or before August 31, 2020, subject to automatic extension to November 30, 2020 if the only outstanding closing condition is the receipt of regulatory approvals; (vi) by BFC if TB’s board of directors breaches its obligation not to solicit any alternative acquisition transaction, changes its recommendation with respect to the Merger in a manner that is not in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special TB shareholder meeting to vote on the Merger; (vii) by BFC if environmental remediation costs, if any, exceed a certain threshold provided for in the Merger Agreement; (viii) by BFC in the event that the BFC common stock price (as defined in the Merger Agreement) is less than or equal to $38.85; or (ix) by TB in order to enter into an agreement with regard to a superior proposal.

Termination Fee. TB will pay BFC a termination fee equal to $1.30 million in the event (i) the Merger Agreement is terminated by BFC because TB’s board of directors breaches its obligation not to solicit any alternative acquisition transaction, changes its recommendation with respect to the Merger in a manner that is not in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special TB shareholder meeting to vote on the Merger; (ii) TB terminates this agreement in order to accept a superior proposal; or (iii) the Merger Agreement is terminated (A) by either BFC or TB because the required TB shareholder approval is not obtained or (B) the Merger Agreement is terminated by BFC because of TB’s material breach of representations, warranties or covenants, TB receives an acquisition proposal after the date of the Merger Agreement but before it is terminated, and TB enters into an agreement for or completes an acquisition transaction within 12 months of the termination of the Merger Agreement. Additionally, BFC will pay TB a termination fee equal to $650,000 in the event that BFC terminates the Merger Agreement because the BFC common stock price (as defined in the Merger Agreement) is less than or equal to $38.85 per share.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BFC, its affiliates and their respective businesses, and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of BFC that will include a proxy statement of TB and a prospectus of BFC and that will be filed with the SEC.

Voting Agreements

In connection with entering into the Merger Agreement, the directors of TB have entered into voting agreements (the “Voting Agreements”), pursuant to which each such director agreed to vote his, her or its shares of TB common stock in favor of approval of the Merger Agreement and transactions contemplated therein and against certain other actions, proposals, transactions or agreements that would be detrimental to the consummation of the Merger. The Voting Agreements generally prohibit the sale or transfer of the shares held by each such shareholder until the earlier of (i) termination of the Merger Agreement or (ii) receipt of the approval of the shareholders of TB. The Voting Agreements terminate upon the earlier of (i) the consummation of the Merger; (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any rights of the shareholders; (iii) the termination of the Merger Agreement; or (iv) three years from the date of the Voting Agreements.

The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the complete text of such documents, a form of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

In connection with entering into the Merger Agreement, each of the outside directors of TB and Timberwood Bank will enter into a Non-Competition and Non-Disclosure Agreement with BFC, which contains provisions related to the non-disclosure of confidential information and trade secrets, non-solicitation of customers with whom such directors had material contact, non-competition within a restricted territory and non-recruitment of employees.

The foregoing summary of the Non-Competition and Non-Disclosure Agreements is qualified in its entirety by reference to the complete text of such documents, a form of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on BFC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or may take longer than anticipated to be realized; (2) disruption with customers, suppliers, employee or other business partners relationships due to the Merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the risk of unsuccessful integration of TB’s business into BFC; (5) the failure to obtain the necessary approval by the shareholders of TB; (6) the amount of the costs, fees, expenses and charges related to the Merger; (7) the ability by BFC to obtain required governmental approvals of the Merger; (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger; (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in the closing of the Merger; (10) the risk that the integration of TB’s operations into the operations of BFC will be materially delayed or will be more costly or difficult than expected; (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by BFC’s issuance of additional shares of its common stock in the Merger transaction; and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in BFC’s annual report on Form 10-K filed with the SEC on March 26, 2019 and other documents subsequently filed by BFC with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither BFC nor TB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, BFC and TB claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, BFC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of TB and a prospectus of BFC, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BFC, TB AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of TB when seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed with the SEC, as well as other documents filed with the SEC by BFC through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by BFC will also be available free of charge by directing a written request to Bank First Corporation, P.O. Box 10, Manitowoc, Wisconsin 54221-0010, Attn: Kelly Dvorak. BFC’s telephone number is (920) 652-3100.

Participants in the Transaction

BFC, TB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TB in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BFC and its directors and officers may be found in BFC’s proxy statement filed with the SEC on April 9, 2019.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated November 19, 2019, by and between Bank First Corporation and Tomah Bancshares, Inc.

99.1	Joint Press Release dated November 20, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK FIRST CORPORATION

Date: November 20, 2019	By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer